UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 12, 2025

VITAL ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35380	45-3007926
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

521 E. Second Street Tulsa	Suite 1000 Oklahoma	74120
(Address of Principal Executive Office)		(Zip Code)

Registrant’s telephone number, including area code: (918) 513-4570

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	VTLE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

As previously disclosed in the Current Report on Form 8-K filed on August 25, 2025 by Vital Energy, Inc., a Delaware corporation (“Vital” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”), the Company entered into an Agreement and Plan of Merger, dated as of August 24, 2025 (the “Merger Agreement”), with Crescent Energy Company, a Delaware corporation (“Crescent”), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Crescent (“Merger Sub Inc.”), and Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Crescent (“Merger Sub LLC”), pursuant to which, among other things, Crescent agreed to acquire the Company in an all-equity transaction through: (i) the merger of Merger Sub Inc. (the “First Company Merger”) with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”) with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On December 12, 2025, the Company held a special meeting of stockholders (the “Vital Special Meeting”) to vote upon the following matters: (i) a proposal to adopt the Merger Agreement and the transactions contemplated thereby (the “Merger Proposal”) and (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Vital’s named executive officers that is based on or otherwise relates to the Mergers (the “Advisory Compensation Proposal”). Prior to the Vital Special Meeting, the Company delivered a definitive joint proxy statement/prospectus (the “Proxy Statement”) to its stockholders describing the Vital Special Meeting, the Merger Proposal, the Advisory Compensation Proposal, the Mergers and related information. The Proxy Statement was filed with the SEC on November 12, 2025.

As of the close of business on October 22, 2025, the record date for the Vital Special Meeting, there were 38,689,952 shares of common stock, par value $0.01 per share, of Vital (the “Vital Common Stock”) issued and outstanding. Each issued and outstanding share of Vital Common Stock entitled its holder of record to one vote on each matter to be considered at the Vital Special Meeting. The Merger Proposal required the affirmative vote of the holders of a majority of the outstanding shares of Vital Common Stock entitled to vote. The Advisory Compensation Proposal, which was advisory and non-binding, required the affirmative vote of a majority of the shares of Vital Common Stock cast on the Advisory Compensation Proposal. At the Vital Special Meeting, 26,619,679 shares of Vital Common Stock eligible to vote were present virtually during the Vital Special Meeting or represented by proxy, constituting a quorum. At the Vital Special Meeting, Vital’s stockholders approved the Merger Proposal by the affirmative vote of the number of shares of Vital Common Stock required to approve the proposal. Vital’s stockholders did not approve, on a non-binding advisory basis, the Advisory Compensation Proposal by the affirmative vote of the number of shares of Vital Common Stock required to approve the proposal.

The results of the Vital stockholder votes taken at the Vital Special Meeting, by proposal, were as follows:

Proposal 1 – Merger Proposal

For	Against	Abstentions	Broker Non-Votes
26,111,925	242,604	265,150	N/A

Proposal 2 – Advisory Compensation Proposal

For	Against	Abstentions	Broker Non-Votes
11,824,680	14,659,405	135,594	N/A

Item 7.01	Regulation FD Disclosure.

On December 12, 2025, the Company issued a press release announcing the results of the Vital Special Meeting. A copy of the press release is furnished as Exhibit 99.1 and incorporated by reference herein.

With the approval of the Merger Proposal, the Company expects the closing of the Mergers to occur on December 15, 2025, subject to the satisfaction or waiver of the remaining conditions to close, each of which by their nature cannot be satisfied until the closing.

The information in this Item 7.01, including Exhibit 99.1 to this Current Report on Form 8-K, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Vital and Crescent. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Transaction, Crescent filed with the SEC a registration statement on Form S-4 that includes a definitive joint proxy statement of Crescent and Vital and a prospectus of Crescent, which has become effective pursuant to Section 8(a) of the Securities Act. Crescent and Vital may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus was mailed to the stockholders of Crescent and Vital. This document is not a substitute for the registration statement and definitive joint proxy statement/prospectus filed with the SEC or any other documents that Crescent or Vital may file with the SEC or send to stockholders of Crescent or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Crescent or Vital through the website maintained by the SEC at https://www.sec.gov. Copies of documents filed with the SEC by Vital are made available free of charge on Vital’s website at vitalenergy.com, under the “Investors—Financial Information” tab, or by directing a request to Investor Relations, Vital Energy, Inc., 521 East 2nd Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570. Copies of documents filed with the SEC by Crescent are made available free of charge on Crescent’s website at crescentenergyco.com/investors, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or Vital expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s Class A common stock or Vital’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or Vital’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in Vital’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital’s website at vitalenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or Vital believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and Vital undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Press Release of Vital Energy, Inc. dated December 12, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VITAL ENERGY, INC.

By:	/s/ Bryan J. Lemmerman
Name:	Bryan J. Lemmerman
Title:	Executive Vice President and Chief Financial Officer

Dated: December 12, 2025

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